UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 000-55135

POET TECHNOLOGIES INC.
(Translation of registrant’s name into English)

120 Eglinton Avenue East, Ste. 1107
Toronto, Ontario
M4P 1E2, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This report on Form 6-K/A is being filed to amend and restate the report on Form 6-K dated as of October 12, 2016, including the exhibits thereto, and to incorporate this report on Form 6-K/A, including the exhibits hereto, into the previously filed Registration Statement of POET Technologies Inc. on Form F-10 (File No. 333-213422).

INCORPORATION BY REFERENCE

This report on Form 6-K/A and the exhibits hereto shall be deemed to be incorporated by reference as exhibits to the Registration Statement of POET Technologies Inc. on Form F-10 (File No. 333-213422) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 12, 2016

POET TECHNOLOGIES INC.

By: /s/ John F. O’Donnell

Name: John F. O’Donnell

Title: Director and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release, dated October 12, 2016
99.2	Equity offering road show presentation, dated October 2016